UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

OnKure Therapeutics, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68277Q105

(CUSIP Number)

October 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68277Q105
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 824,155 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 824,155 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,155 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”) and Dr. Srinivas Akkaraju (“Dr. Akkaraju”) (and together with Samsara LP, Samsara GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Dr. Akkaraju is the managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.

(3)	This percentage is calculated based on 12,652,811 shares of Class A Common Stock outstanding as of October 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 8, 2024.

CUSIP No. 68277Q105

1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 824,155 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 824,155 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,155 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Dr. Akkaraju is the managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.

(3)	This percentage is calculated based on 12,652,811 shares of Class A Common Stock outstanding as of October 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 8, 2024.

CUSIP No. 68277Q105

1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 824,155 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 824,155 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 824,155 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.5% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Dr. Akkaraju is the managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.

(3)	This percentage is calculated based on 12,652,811 shares of Class A Common Stock outstanding as of October 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 8, 2024.

Item 1.
(a)	Name of Issuer OnKure Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices 6707 Winchester Circle, Suite 400, Boulder, CO 80301

Item 2.
(a)	Name of Person Filing Samsara BioCapital, L.P. (“Samsara LP”) Samsara BioCapital GP, LLC (“Samsara GP”) Srinivas Akkaraju (“Dr. Akkaraju”)
(b)	Address of Principal Business Office or, if none, Residence c/o Samsara BioCapital, LLC 628 Middlefield Road Palo Alto, CA 94301
(c)	Citizenship

Entities:	Samsara LP	-	Delaware
	Samsara GP	-	Delaware
Individuals:	Dr. Akkaraju	-	United States

	(d)	Title of Class of Securities Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)
	(e)	CUSIP Number 68277Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of October 11, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (2)
Samsara LP	824,155	0	824,155	0	824,155	824,155	6.5%
Samsara GP	0	0	824,155	0	824,155	824,155	6.5%
Dr. Akkaraju	0	0	824,155	0	824,155	824,155	6.5%

(1)     These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Dr. Akkaraju is the managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.

(2)     This percentage is calculated based on 12,652,811 shares of Class A Common Stock outstanding as of October 4, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 8, 2024.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2024

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class A Common Stock of OnKure Therapeutics, Inc. is filed on behalf of each of us.

Dated: October 11, 2024

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
Name: Srinivas Akkaraju
Title: Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju